UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)
GLG Partners, Inc.

(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
37929X 107
(CUSIP Number)
Sage Summit LP
c/o GLG Partners, Inc.
399 Park Avenue, 38th Floor
New York, NY 10022
Attention: Alejandro San Miguel, Esq.
General Counsel and Corporate Secretary
(212) 224-7200
with a copy to:
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112
Attention: Sey-Hyo Lee, Esq.
(212) 408-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	2	of	12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Sage Summit LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		159,623,802 shares[1] (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,460,854 shares (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,460,854 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4% of outstanding shares of Common Stock[2] (See Item 5)

14	TYPE OF REPORTING PERSON

PN
1   Represents an aggregate of 159,623,802 shares held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6. Sage Summit LP may be deemed to have beneficial ownership of these shares. Sage Summit LP disclaims beneficial ownership of these shares, except for the 8,460,854 shares reported in row 11.
2   Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, shares of Common Stock issuable upon conversion of the Company’s 5.00% convertible subordinated notes due 2014 (the “Notes”) and shares of Common Stock issuable upon exercise of all warrants, including Co-Investment Warrants, Sponsors’ Warrants and Founders’ Warrants. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 2.7%.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	3	of	12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Sage Summit Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		159,623,802 shares[1] (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,460,854 shares (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,460,854 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4% of outstanding shares of Common Stock[2] (See Item 5)

14	TYPE OF REPORTING PERSON

CO
1   Represents an aggregate of 159,623,802 shares held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6. Sage Summit Limited may be deemed to have beneficial ownership of these shares. Sage Summit Limited disclaims beneficial ownership of these shares, except for the 8,460,854 shares reported in row 11.
2   Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, shares of Common Stock issuable upon conversion of the Notes and shares of Common Stock issuable upon exercise of all warrants, including Co-Investment Warrants, Sponsors’ Warrants and Founders’ Warrants. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 2.7%.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	4	of	12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mount Granite Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		159,623,802 shares[1] (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,460,854 shares (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,460,854 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4% of outstanding shares of Common Stock[2] (See Item 5)

14	TYPE OF REPORTING PERSON

CO
1   Represents an aggregate of 159,623,802 shares held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6. Mount Granite Limited may be deemed to have beneficial ownership of these shares. Mount Granite Limited disclaims beneficial ownership of these shares, except for the 8,460,854 shares reported in row 11.
2   Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, shares of Common Stock issuable upon conversion of the Notes and shares of Common Stock issuable upon exercise of all warrants, including Co-Investment Warrants, Sponsors’ Warrants and Founders’ Warrants. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 2.7%.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	5	of	12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Lavender Heights Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		159,623,802 shares[1] (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,640,570 shares (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,640,570 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2% of outstanding shares of Common Stock[2] (See Item 5)

14	TYPE OF REPORTING PERSON

PN
1   Represents an aggregate of 159,623,802 shares held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6. Lavender Heights Capital LP may be deemed to have beneficial ownership of these shares. Lavender Heights Capital LP disclaims beneficial ownership of these shares, except for the 5,640,570 shares reported in row 11.
2   Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, shares of Common Stock issuable upon conversion of the Notes and shares of Common Stock issuable upon exercise of all warrants, including Co-Investment Warrants, Sponsors’ Warrants and Founders’ Warrants. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 1.8%.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	6	of	12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mount Garnet Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		159,623,802 shares[1] (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,640,570 shares (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,640,570 shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2% of outstanding shares of Common Stock[2] (See Item 5)

14	TYPE OF REPORTING PERSON

CO
1   Represents an aggregate of 159,623,802 shares held by the parties to the Voting Agreement dated as of June 22, 2007, as amended, described in Item 6. Mount Garnet Limited may be deemed to have beneficial ownership of these shares. Mount Garnet Limited disclaims beneficial ownership of these shares, except for the 5,640,570 shares reported in row 11.
2   Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, shares of Common Stock issuable upon conversion of the Notes and shares of Common Stock issuable upon exercise of all warrants, including Co-Investment Warrants, Sponsors’ Warrants and Founders’ Warrants. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 1.8%.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	7	of	12 Pages
Item 1. Security and Issuer.
     This Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D dated November 2, 2007 (the “Schedule 13D”), jointly filed by Sage Summit LP, Sage Summit Limited, Lavender Heights Capital LP, Mount Garnet Limited and Mount Granite Limited (each a “Reporting Person”), relates to (1) shares of common stock, par value $.0001 per share (the “Common Stock”), of GLG Partners, Inc. (the “Company”), (2) shares of Series A voting preferred stock, par value $0.0001 per share, of the Company (“Series A Preferred Stock”), (3) Exchangeable Class B ordinary shares of FA Sub 2 Limited, a British Virgin Islands company and subsidiary of the Company (“Exchangeable Shares”), (4) the Company’s 5.00% dollar-denominated convertible subordinated notes due May 15, 2014 (the “Notes”), which are exchangeable for or convertible into shares of Common Stock, and (5) warrants to purchase shares of Common Stock. The Series A Preferred Stock and the Exchangeable Shares are referred to collectively as the “Exchangeable Securities”.
     This Amendment No. 5 is being filed to report the withdrawal of Martin E. Franklin as a member of the Voting Agreement on May 16, 2010 with immediate effect and update Item 4 below. Unless otherwise defined in this Amendment No. 5, capitalized terms have the meanings set forth in the Schedule 13D.
     The Company’s principal executive office is located at 399 Park Avenue, 38th Floor, New York, New York 10022.
Item 4. Purpose of Transaction.
     Item 4 is amended to include the following information:
     On May 16, 2010, Sage Summit LP and Lavender Heights Capital LP (the “LPs”) each received written notice from the Voting Block (as defined in the Voting Agreement) pursuant to Section 4 of the Voting Agreement of the exercise of the Voting Block’s right to require the other parties to the Voting Agreement to sell all of their Voting Stock in a Drag Transaction (as defined in the Voting Agreement). On May 17, 2010, pursuant to such notice, the LPs entered into a Share Exchange Agreement dated as of May 17, 2010 (the “Share Exchange Agreement”) by and among Man Group plc (“Man”) and the other stockholders of the Company party thereto (together with the LPs, the “Selling Stockholders”) pursuant to which the Selling Stockholders will exchange their shares of Common Stock (after exchanging the Exchangeable Securities for shares of Common Stock) for ordinary shares of Man at an exchange ratio of 1.0856 ordinary shares per share of Common Stock. The consummation of the transactions contemplated by the Share Exchange Agreement is conditioned on the satisfaction or waiver of the conditions to closing set forth in the Agreement and Plan of Merger dated as of May 17, 2010 (the “Merger Agreement”) by and among the Company, Man and Escalator Sub 1 Inc. (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company, with the Company as the surviving corporation (the “Merger”).
     Concurrently with the execution and delivery of the Share Exchange Agreement, the Selling Stockholders also entered into the Voting and Support Agreement dated as of May 17,

CUSIP No.	37929X 107	SCHEDULE 13D	Page	8	of	12 Pages
2010 (the “Voting and Support Agreement”) with Man pursuant to which the Selling Stockholders have agreed to vote their voting securities of the Company in favor of the Merger and the other transactions contemplated by the Merger Agreement.
     Copies of the Share Exchange Agreement and the Voting and Support Agreement are filed as Exhibits 1 and 2 hereto, respectively, and are incorporated by reference into this Item 4. The descriptions of the Share Exchange Agreement and the Voting and Support Agreement are qualified in their entirety by reference to the copies of the Share Exchange Agreement and the Voting and Support Agreement.
Item 5. Interest in Securities of the Issuer.
     Item 5 is amended to include the following information:
     (a) As a result of the terms of the Voting Agreement, each of the Reporting Persons may be deemed to have acquired beneficial ownership of an aggregate of 174,261,033 shares (including Exchangeable Securities exchangeable into 58,904,993 shares of Common Stock and 8,064,516 shares of Common Stock issuable upon conversion of $30 million aggregate principal amount of the Notes), which are owned directly by the parties to the Voting Agreement or over which the parties to the Voting Agreement have the power to vote (the “Subject Shares”). These Subject Shares represent approximately 50.16% of the outstanding shares of Common Stock (assuming the exchange of all Exchangeable Securities into Common Stock and the conversion of all $30 million aggregate principal amount of the Notes into Common Stock held by the parties to the Voting Agreement). The Reporting Persons expressly disclaim beneficial ownership of securities held by any other person or entity party to the Voting Agreement.
     As of the date hereof, the Reporting Persons have the following interests in the Common Stock and Exchangeable Securities:
     Sage Summit LP
(i)	Amount beneficially owned: 8,460,854 shares

(ii)	Percent of class: 3.4% of outstanding shares of Common Stock[1]

(iii)	Number of shares as to which such person has:
(a)	Sole power to vote or direct the vote: -0-

[1]	Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, shares of Common Stock issuable upon conversion of the Notes and shares of Common Stock issuable upon exercise of all warrants, including Co-Investment Warrants, Sponsors’ Warrants and Founders’ Warrants. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 2.7%.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	9	of	12 Pages
(b)	Shared power to vote or direct the vote: 159,623,802 shares (consisting of 159,623,802 shares of voting stock (including (1) Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement)

(c)	Sole power to dispose or direct the disposition: 8,460,854 shares

(d)	Shared power to dispose or direct the disposition: -0-
     Sage Summit Limited
(i)	Amount beneficially owned: 8,460,854 shares

(ii)	Percent of class: 3.4% of outstanding shares of Common Stock[1]

(iii)	Number of shares as to which such person has:
(a)	Sole power to vote or direct the vote: -0-

(b)	Shared power to vote or direct the vote: 159,623,802 shares (consisting of 159,623,802 shares of voting stock (including (1) Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement)

(c)	Sole power to dispose or direct the disposition: 8,460,854 shares

(d)	Shared power to dispose or direct the disposition: -0-
     Mount Granite Limited
(i)	Amount beneficially owned: 8,460,854 shares

(ii)	Percent of class: 3.4% of outstanding shares of Common Stock[1]

(iii)	Number of shares as to which such person has:
(a)	Sole power to vote or direct the vote: -0-

(b)	Shared power to vote or direct the vote: 159,623,802 shares (consisting of 159,623,802 shares of voting stock (including (1)

CUSIP No.	37929X 107	SCHEDULE 13D	Page	10	of	12 Pages
Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement)

(c)	Sole power to dispose or direct the disposition: 8,460,854 shares

(d)	Shared power to dispose or direct the disposition: -0-
     Lavender Heights Capital LP
(i)	Amount beneficially owned: 5,640,570 shares

(ii)	Percent of class: 2.2% of outstanding shares of Common Stock[2]

(iii)	Number of shares as to which such person has:
(a)	Sole power to vote or direct the vote: -0-

(b)	Shared power to vote or direct the vote: 159,623,802 shares (consisting of 159,623,802 shares of voting stock (including (1) Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement)

(c)	Sole power to dispose or direct the disposition: 5,640,570 shares

(d)	Shared power to dispose or direct the disposition: -0-
     Mount Garnet Limited
(i)	Amount beneficially owned: 5,640,570 shares

(ii)	Percent of class: 2.2% of outstanding shares of Common Stock[2]

(iii)	Number of shares as to which such person has:

[2]	Excludes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, shares of Common Stock issuable upon conversion of the Notes and shares of Common Stock issuable upon exercise of all warrants, including Co-Investment Warrants, Sponsors’ Warrants and Founders’ Warrants. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 1.8%.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	11	of	12 Pages
(a)	Sole power to vote or direct the vote: -0-

(b)	Shared power to vote or direct the vote: 174,261,033 shares (consisting of 174,261,033 shares of voting stock (including (1) Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement)

(c)	Sole power to dispose or direct the disposition: 5,640,570 shares

(d)	Shared power to dispose or direct the disposition: -0-
Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 is amended to add the following information under the heading “Voting Agreement”:
     On May 16, 2010, Martin E. Franklin, a director of the Company, provided written notice of his election to withdraw from the Voting Agreement to the other parties to the Voting Agreement with immediate effect and the parties waived the application of the 30 day notice period.
Item 7. Material to be Filed as Exhibits.

Exhibit 1.	Agreement and Plan of Merger dated as of May 17, 2010 by and among Man Group plc, Escalator Sub 1 Inc. and GLG Partners, Inc.

Exhibit 2.	Share Exchange Agreement dated as of May 17, 2010 by and among Man Group plc, the LPs and the other stockholders of the Company party thereto.

Exhibit 3.	Voting and Support Agreement dated as of May 17, 2010 by and among Man Group plc, the LPs and the other stockholders of the Company party thereto.

Exhibit 4.	Notice of Withdrawal from Voting Agreement dated as of May 16, 2010 from Martin E. Franklin to the other Stockholder Parties thereto.

Exhibit 5.	Drag Notice dated May 16, 2010.

Exhibit 6.	Waiver dated May 17, 2010.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	12	of	12 Pages
SIGNATURE
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2010	SAGE SUMMIT LP
	By:	/s/ Alejandro San Miguel
Alejandro San Miguel
Attorney-in-fact

SAGE SUMMIT LIMITED
	By:	/s/ Alejandro San Miguel
Alejandro San Miguel
Attorney-in-fact

MOUNT GRANITE LIMITED
	By:	/s/ Alejandro San Miguel
Alejandro San Miguel
Attorney-in-fact

LAVENDER HEIGHTS CAPITAL LP
	By:	/s/ Alejandro San Miguel
Alejandro San Miguel
Attorney-in-fact

MOUNT GARNET LIMITED
	By:	/s/ Alejandro San Miguel
Alejandro San Miguel
Attorney-in-fact